UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.        )*

FTS International, Inc.

(Name of Issuer)

Common stock, par value $0.01

(Title of Class of Securities)

30283W104

(CUSIP Number)

Joseph E. Bauerschmidt, Esq.

Oscar Franklin B. Tan, Esq.

DLA Piper Singapore Pte. Ltd.

(65) 6512-9595

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30283W104	Page 1 of 11

(1)	Names of reporting persons RRJ Capital Ltd (“RRJ Capital”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power NONE
	(8)	Shared voting power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
	(9)	Sole dispositive power NONE
	(10)	Shared dispositive power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(11)	Aggregate amount beneficially owned by each reporting person 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.5% of FTS International, Inc.’s outstanding common stock
(14)	Type of reporting person (see instructions) CO

CUSIP No. 30283W104	Page 2 of 11

(1)	Names of reporting persons RRJ Capital Master Fund I, L.P. (“RRJ Master”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power NONE
	(8)	Shared voting power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
	(9)	Sole dispositive power NONE
	(10)	Shared dispositive power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(11)	Aggregate amount beneficially owned by each reporting person 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.5% of FTS International, Inc.’s outstanding common stock
(14)	Type of reporting person (see instructions) CO

CUSIP No. 30283W104	Page 3 of 11

(1)	Names of reporting persons Senja Capital Ltd (“Senja”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power NONE
	(8)	Shared voting power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
	(9)	Sole dispositive power NONE
	(10)	Shared dispositive power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(11)	Aggregate amount beneficially owned by each reporting person 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.5% of FTS International, Inc.’s outstanding common stock
(14)	Type of reporting person (see instructions) CO

CUSIP No. 30283W104	Page 4 of 11

(1)	Names of reporting persons Hampton Asset Holding Ltd (“Hampton”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power NONE
	(8)	Shared voting power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
	(9)	Sole dispositive power NONE
	(10)	Shared dispositive power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(11)	Aggregate amount beneficially owned by each reporting person 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.5% of FTS International, Inc.’s outstanding common stock
(14)	Type of reporting person (see instructions) CO

CUSIP No. 30283W104	Page 5 of 11

(1)	Names of reporting persons Ong Tiong Sin (“Mr. Ong”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Malaysian citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power NONE
	(8)	Shared voting power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
	(9)	Sole dispositive power NONE
	(10)	Shared dispositive power 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(11)	Aggregate amount beneficially owned by each reporting person 13,340,226 shares of common stock, or 12.5%, of FTS International, Inc.’s outstanding common stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.5% of FTS International, Inc.’s outstanding common stock
(14)	Type of reporting person (see instructions) CO

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to shares of common stock ($0.01 par value per share) (“Shares”) of FTS International, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 777 Main Street, Suite 2900, Fort Worth, Texas 76102.

Item 2. Identity and Background.

The Reporting Persons are:

(i) RRJ Capital Ltd (“RRJ Capital”), an exempted company with limited liability formed under the laws of the Cayman Islands. The principal business of RRJ Capital is to act as the general partner of RRJ Master.

(ii) RRJ Capital Master Fund I, L.P. (“RRJ Master”), an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of RRJ Master is the purchase and sale of securities for its own account.

(iii) Senja Capital Ltd (“Senja”), a company incorporated under the laws of the Territory of the British Virgin Islands. Senja is wholly-owned by RRJ Master. The principal business of Senja is to serve as an investment holding company.

(iv) Hampton Asset Holding Ltd (“Hampton”), a company incorporated under the laws of the Territory of the British Virgin Islands. Hampton is wholly-owned by Mr. Ong. The principal business of Hampton is to serve as an investment holding company.

(v) Ong Tiong Sin (“Mr. Ong”), a Malaysian citizen, is (A) a director (one of five directors, the other four directors of RRJ Capital being Ong Tiong Boon, Eddie Teh Ewe Guan, Rizal Bin Ishak and Kim Young So) and sole shareholder of RRJ Capital, (B) a limited partner in RRJ Master through a special purpose vehicle, (C) a director (one of two directors, the other director of Senja being Kim Young So) of Senja, and (D) the sole director and sole shareholder of Hampton. Mr. Ong’s principal occupation is serving as CEO and Chairman of RRJ Capital.

Each of the Reporting Persons have a business address at c/o RRJ Management (HK) Limited Room 802-804, Man Yee Building, 68 Des Voeux Road, Central, Hong Kong.

Share ownership. Senja and Hampton, together, own 13,340,226 Shares, or 12.5% of the outstanding Shares, as described below. The calculations of percentage ownership in this Statement are based on 106,431,603 Shares outstanding as set forth in the Form S-1/A filed by the Issuer on February 1, 2018 (the “FTS S-1”).

History. Senja and Hampton acquired Shares prior to the initial public offering of the Issuer (the “IPO”). As previously disclosed by the Issuer, on May 6, 2011, an investor group which included Senja and Hampton, through Frac Tech International, LLC (a newly-formed Delaware limited liability company indirectly wholly owned by the investor group, “FTI LLC”) acquired the 74.2% interest in Frac Tech Holdings, LLC from the Issuer’s prior majority owners.

FTI LLC was subsequently converted in 2012 into the Issuer. Certain members of the investor group (including Senja and Hampton) were issued convertible preferred stock in the Issuer, which were then converted into Shares prior to the IPO as described in “Description of Capital Stock—Convertible Preferred Stock Recapitalization” and “Certain Relationships and Related Party Transactions—Recapitalization of Convertible Preferred Stock” of the FTS S-1.

Investor Rights Agreement. The Issuer, Senja and Hampton entered into an investors’ rights agreement with Senja and Hampton, pursuant to which, Senja and Hampton will have the right to collectively nominate one director so long as they beneficially own, together, at least 5% of the Shares. Each stockholder party to the investors’ rights agreement disclaims beneficial ownership of any Shares owned by the other stockholder party to the agreement. The details of this investors’ rights agreement is further detailed in the FTS S-1.

Senja ownership. Senja owned 11,895,935 Shares immediately prior to the IPO. During the IPO, Senja purchased an additional 280,000 Shares. Senja thus owns 12,175,935 Shares, or 11.4% of the outstanding Shares.

RRJ Master wholly owns Senja. RRJ Capital’s board of directors, consisting of Ong Tiong Sin, Ong Tiong Boon, Eddie Teh Ewe Guan, Rizal Bin Ishak and Kim Young So, exercises voting and investment power over these Shares owned by Senja.

Hampton ownership. Hampton owned 884,291 Shares immediately prior to the IPO. During the IPO, Hampton purchased an additional 280,000 Shares. Hampton thus owns 1,164,291 Shares, or 1.1% of the outstanding Shares.

Mr. Ong wholly owns and is the sole director of Hampton. Mr. Ong exercises voting and investment power over these Shares owned by Hampton.

Mr. Ong ownership. Mr. Ong is the founder and Chief Executive Officer of RRJ Capital Limited, and disclaims beneficial ownership of any shares owned directly or indirectly by Senja, except to the extent of his pecuniary interest therein. As such, the shares attributed to Mr. Ong represent a sum of the shares beneficially owned by Senja and Hampton.

Joint Filing. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this Statement, a copy of which is filed with this Statement as Exhibit 1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The (i) name, (ii) position, (iii) principal occupation or employment, (iv) name, principal business and address of any corporation in which employment is conducted, and (v) citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedule A attached hereto.

No Reporting Person, nor, to the best of any Reporting Person’s knowledge, any director or executive of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, except as set forth in this Statement, none of the directors or executive officers of the Reporting Persons own any Shares of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used by Senja to acquire the interest in FTI LLC described in Item 2 above were borrowed on an interest free basis from RRJ Master, which funds were in turn drawn from the capital of RRJ Master. The funds used by Hampton to acquire the interest in FTI LLC described in Item 2 above were drawn from its own capital and income.

During the IPO, each of Senja and Hampton acquired an additional 280,000 Shares each. The funds used by Senja to acquire these additional shares were borrowed on an interest free basis from Greenwich Asset Holding Ltd, a limited company incorporated under the laws of British Virgin Islands and wholly owned by RRJ Master. The funds used by Hampton to acquire these additional shares were drawn from a short-term loan from UBS AG, Singapore branch.

Item 4. Purpose of Transaction.

Senja and Hampton acquired Shares prior to the IPO and acquired additional Shares during the IPO as described above.

The Reporting Persons acquired the Shares to which this Statement relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer, although the investors’ rights agreement grants Senja and Hampton the right to collectively nominate one director so long as they beneficially own, together, at least 5% of the Shares.

The Reporting Persons have no present plan or proposal that would relate to or would result in: (a) the acquisition by a Reporting Person(s) and/or their affiliates of additional Shares or other securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer (other than the collective nomination of one director by Senja and Hampton under the investors’ rights agreement); (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer’s business or structure; (g) changes in the Issuer’s articles of incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to those enumerated above.

Notwithstanding the items described in the prior paragraph, depending on various factors including, without limitation, the price levels of the Shares and other securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their affiliates may in the future take such actions with respect to the Issuer as they deem appropriate including, without limitation, purchasing additional Shares of the Issuer or other securities of the Issuer, transferring, selling or otherwise disposing some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares or other securities of the Issuer, engaging in discussions with management, the board of directors of the Issuer, other unitholders of the Issuer and other relevant parties, or changing their intention partially or entirely with respect to any or all of the matters described in this Item 4 including taking all or some of the actions specified in the previous paragraph . The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons or their affiliates will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

The calculations of percentage ownership in this Statement are based on 106,431,603 Shares outstanding as set forth in the FTS S-1.

Each of the Reporting Persons has shared voting and dispositive power over 13,340,226 Shares, or 12.5% of the outstanding Shares.

Senja owns and has direct voting and dispositive power over 12,175,935 Shares, or 11.4% of the outstanding Shares. RRJ Capital and RRJ Master have indirect voting and dispositive power over the Shares owned by Senja.

Hampton owns and has direct voting and dispositive power over 1,164,291 Shares, or 1.1% of the outstanding Shares. Mr. Ong has indirect voting and dispositive power over the Shares owned by Hampton.

Mr. Ong disclaims beneficial ownership of any shares owned directly or indirectly by Senja (and RRJ Capital and RRJ Master), except to the extent of his pecuniary interest therein. As such, the shares attributed to Mr. Ong represent a sum of the shares beneficially owned by Senja and Hampton.

The relationships of the Reporting Persons to each other are further described in Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except for:

(1) the investors’ rights agreement described in Item 2 (and further described in and attached as Exhibit 4.5 to the FTS S-1);

(2) the registration rights agreement entered into by Senja, Hampton and certain other stockholders of the Issuer (as described in and attached as Exhibit 4.3 to the FTS S-1);

(3) the lock-up agreements entered into by Senja, Hampton and certain other stockholders of the Issuer (as described in the FTS S-1);

(4) ancillary agreements in relation to the IPO; or

(5) or as otherwise disclosed herein, including any exhibits hereto,

there are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement regarding joint filing of Schedule 13D
2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.3 to the FTS S-1)
3	Form of Investors’ Rights Agreement by and among FTS International, Inc., Senja Capital Ltd and Hampton Asset Holding Ltd. (incorporated by reference to Exhibit 4.5 to the FTS S-1)

Schedule A

Directors and Executive Officers of the Reporting Persons

The following sets forth the (i) name, (ii) position, (iii) principal occupation or employment, (iv) name, principal business and address of any corporation in which employment is conducted, and (v) citizenship of each director and executive officer of each of the Reporting Persons. Except as otherwise indicated, the business address of each person is c/o RRJ Management (HK) Limited Room 802-804 Man Yee Building, 68 Des Voeux Road, Central, Hong Kong.

RRJ Capital Ltd

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin, CEO and Chairman		CEO and Chairman of RRJ Capital Ltd	Malaysia

Ong Tiong Boon, Co-CEO and Co-Chairman		Co-CEO and Co-Chairman of RRJ Capital Ltd	Malaysia

Eddie Teh Ewe Guan, Director		Private Investor	United Kingdom

Rizal Bin Ishak, Director		Private Investor	Malaysia

Kim Young So, Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Deung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea

Senja Capital Ltd

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin, Director		CEO and Chairman of RRJ Capital Ltd	Malaysia

Kim Young So, Director	Brain Trust Partners S-Trenue #802, Yoido-dong, Young Deung Po-Ku, Seoul, Korea	Managing Partner of Brain Trust Partners	Korea

Hampton Asset Holding Ltd

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin, Director		CEO and Chairman of RRJ Capital Ltd	Malaysia

Ong Tiong Sin

Name and Position	Principal Business Address	Principal Occupation or Employment	Citizenship
Ong Tiong Sin		CEO and Chairman of RRJ Capital Ltd	Malaysia

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

RRJ CAPITAL LTD
Date:	February 5, 2018	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

RRJ CAPITAL MASTER FUND I, L.P. By: RRJ Capital Ltd, its general partner
Date:	February 5, 2018	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

SENJA CAPITAL LTD
Date:	February 5, 2018	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

HAMPTON ASSET HOLDING LTD
Date:	February 5, 2018	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director

ONG TIONG SIN
Date:	February 5, 2018	Signature:	/s/ Ong Tiong Sin
		Name:	Ong Tiong Sin
		Title:	Director